April 1, 2010

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20548

Re:

Silverhill Management Services, Inc. (the “Company” or the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

This letter is written in response to your letter dated March 19, 2010 and is being sent to you concurrently with the filing of Amendment No. 5 to the above referenced Registration Statement on Form S-1.

I have enclosed with this letter a marked copy of Amendment No. 6 and a “clean” copy of Amendment No. 6 to facilitate your review.

The numbered paragraphs below are our responses to the similarly numbered paragraph in your letter. The Amendment represents a response to the Staff’s comments as well as updating to reflect the further development of the Registrant’s business since the last filing.

1. We have revised to Registration Statement to provide certain updates to the business overview section.

2. We have previously provided you with copies of the lock-up agreements. Section 1 of each lock-up agreement provides that "Thirty six months after the Effective Date, this Agreement shall terminate, and no further restriction pursuant to the Agreement shall apply to the Executive."

3. We have revised the table on page 12 of the Registration Statement to clarify footnotes 1 and 2 relating to ADD, LLC and Berger Family Enterprises, FLP, respectively.

4. The material we provided in the response to the prior comment is a draft corporate presentation to be used for marketing purposes once the Company becomes operational. As such, the material does not reflect nor conflict with the services mentioned in the prospectus on pages 20 and 21. Since we are not yet operational, we do not offer these services and do not intend to offer any services at this time other than those indicated in the prospectus. We will revise the draft presentation accordingly.

5. The primary focus of the business is what we have disclosed in the prospectus. When we mentioned that the Company would explore strategic M&A activities, we were referring to the possibility that, once we were public, had secured financing had commenced operations and trading in our stock, we would consider, on a case by case basis, using our public stock as currency to acquire businesses that would compliment our service offering and add value to our shareholders.

6. The Company has had general discussion regarding financing with investment banking firms who work with early stage companies. Some of the firms are Rodman & Renshaw, Maxim Group, Roth Capital, Focus Bankers LLC, Midtown Partners and MDB Capital Group. The substance of these discussions to date has been to get an interest level in the Company’s proposed business strategy so that when the Company has a publicly-traded security, the Company can move on to more substantive conversations which would include valuation for the Company and terms for a financing. The basis for our statement that we feel “well positioned” is that the Company feels that is has identified a number of reputable potential financing sources, it believes the capital markets environment is improving as it relates to completing financings, and the Company is confident that its business strategy is a sound one and will be well received by potential investors. Discussions began during the second half of 2009 but have not resulted in financing because any proposed financing from these sources would be predicated on the Company being public (that is the nature of the investment banks' client base).

7. What we meant by “relationships in the capital markets” was simply that the Company has identified and spoken to several potential financing sources as described in item 6 above. Additionally, the Company’s CFO, having been an officer of a public Company previously and having had experience is raising capital in the public markets, will provide certain advantages to the Company in connection with such relationships in the capital markets. The Company’s statement that it can secure additional financing "if necessary" is an error and should read "secure financing". We have revised the Registration Statement accordingly.

8. As described in response to item 6 above regarding the Company’s basis for feeling ‘well positioned through relationships in the capital markets’, the discussions the Company has had have made clear to it that financing from the sources it has identified would be predicated on being a publicly listed Company. When the Company filed its August 5, 2009 filing, we did not anticipate the process of becoming effective with the SEC to take this long, thereby delaying the Company’s efforts to obtain financing. It is for this reason that our original statement regarding becoming operational within six months was inaccurate. We have revised our disclosure to make clear that our efforts to secure financing will commence once the Registration Statement is effective.

9. The Company obtained consulting services from the consultant on or about August 1, 2008. The Company made certain payments to the consultant amounted to $30,500 in aggregate for services rendered during the respective period as follows:

8/14/08 - $12,500.00

9/29/08 - $2,500.00

10/20/08 - $7,000.00

11/12/08 - $4,000.00

12/5/08 - $4,500.00

The Company does not have a written agreement with the Consultant and does not foresee any need to obtain any services from the consultant in the next 12 months.

10. We have revised the Registration Statement and the Legal Opinion in accordance with your comment.

11. The updated consent has been obtained and attached as an Exhibit to the Amended Registration Statement.

We hope that the information provided in this letter and set forth in Amendment No. 5 adequately address the comments in your letter. Please do not hesitate to contact me at (310) 606-5550 or by email at er@corichlaw.com if you have any additional questions.

Sincerely,

/s/ Eric W. Richardson

Eric W. Richardson

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